SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 8, 2019

I. Date, Time and Place: December 8, 2019, at 4:00 p.m., at Gol Linhas Aéreas Inteligentes S.A. (“Company”), Praça Comandante Linneu Gomes, s/nº, Portaria 3 - Meeting Room of the Board of Directors, Jardim Aeroporto, City and State of São Paulo. II. Call Notice and Attendance: Call notice was waived due to the attendance of all members of the Company’s Board of Directors, pursuant to article 19, paragraph 4, of the Company’s bylaws. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting and invited me, Melissa Paula dos Santos Silva Sica, to act as secretary of the meeting. IV. Agenda: To pass resolutions on the following matters: (i) proposed corporate reorganization involving the Company, GOL Linhas Aéreas S.A. (“GLA”) and Smiles Fidelidade S.A. (“SMILES”); and (ii) authorization for the Company’s officers to take any and all appropriate measures to submit the proposed corporate reorganization to the shareholders of the companies involved and to SMILES’s management. V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the following resolutions were approved by unanimous vote: (i) the proposed corporate reorganization, which comprises the following steps, to be implemented simultaneously and interdependently: (a) merger of SMILES common shares by GLA, with GLA’s issuance of common shares and redeemable preferred shares to SMILES shareholders; (b) merger of GLA shares by the Company, with the Company’s issuance of preferred shares and redeemable preferred shares to GLA shareholders; and (c) redemption of redeemable preferred shares of GLA and the Company, with payment in cash based on the redemption of the Company’s redeemable preferred shares to SMILES shareholders within a period of time to be determined. The reorganization, once implemented, will result in the migration of SMILES’s shareholder base to the Company. In accordance with the proposed terms, each common share of SMILES will be entitled, at the end of the reorganization, to 0.6319 preferred shares of the Company and R$16.54. Alternatively, SMILES’s shareholders may, at their sole discretion, opt to receive, for each common share of SMILES, 0.4213 preferred shares of the Company and R$24.80. The reorganization will be subject to approval of its terms and conditions by the majority of the holders of outstanding shares of SMILES. Therefore, (1) the reorganization’s terms and conditions will not be subject to negotiation with SMILES’s management and (2) an independent special committee of SMILES will not be established, as provided in CVM Opinion (Parecer de Orientação) No. 35/2008. The Company also informs that it does not intend to migrate its shares to the Novo Mercado listing segment of the B3 S.A. – Brasil, Bolsa, Balcão, and, therefore, the Reorganization will also be subject to approval by the minority shareholders of SMILES as provided in the sole paragraph of article 46 of the Novo Mercado’s Regulation. (ii) Authorization for the Company’s officers to take any and all appropriate measures to submit the proposed corporate reorganization to the shareholders of the companies involved and to SMILES’s management. VI. Suspension of the Meeting and Drafting of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary to draft these minutes. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman, and Melissa Paula dos Santos Silva Sica, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Francis James Leahy Meaney and Anna Luiza Serwy Constantino. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, December 8, 2019

__________________________________ Constantino de Oliveira Junior Chairman	__________________________________ Melissa Paula dos Santos Silva Sica Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.